B. Riley Wealth Management, Inc.

(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statement of Financial Condition
June 30, 2018

Thei report is filed in accrodance with Rule 17a-5€(3) under the Securities and Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. Riley Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 S Main St. Suite 1600
(No. and Street)

Memphis	TN	38103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Bonnema 901-255-1387
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Steven Bonnema, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. Riley Wealth Management, Inc., as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA PAPAGEORGEON STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY, TN

Signature

Chief Administrative / Financial Officer

Title

Cynthia Ann Papageorgeon

Notary Public

My Commission expires on March 16, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

 **SPICER JEFFRIES LLP**

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
B. Riley Wealth Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of B. Riley Wealth Management, Inc. (the "Company") as of June 30, 2018, and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2018.

Denver, Colorado
August 23, 2018

B. Riley Wealth Management, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statement of Financial Condition

	June 30, 2018
Assets	
Cash and cash equivalents	$ 2,285,090
Securities and other investments owned, at fair value	10,273,021
Due from clearing brokers	10,653,411
Prepaid expenses	1,191,935
Forgivable loans, net of allowance for doubtful accounts of $271,360	4,877,540
Property and equipment, net of accumulated depreciation	2,476,997
Intangible assets, net of accumulated amortization	1,201,666
Mutual fund trails and other	508,945
Receivable from affiliates	270,081
Other assets	2,539,477
Deferred tax asset	737,174
Total Assets	**$ 37,015,337**
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 2,184,084
Accrued compensation	4,079,935
Payable to affiliates	2,709,865
Securities sold, not yet purchased, at fair value	9,560,829
Liabilities subordinated to claims of general creditors	1,885,714
Total Liabilities	20,420,427
Stockholders' Equity	
Preferred stock, noncumulative, $24 par value;	
7,500 shares authorized, issued, and outstanding	180,000
Common stock, $1 par value; 66,500 shares authorized,	
65,362 shares issued and outstanding	65,362
Additional paid-in capital - common stock	53,314,931
Additional paid-in capital - preferred stock	120,000
Accumulated deficit	(37,085,383)
Total Stockholders' Equity	16,594,910
Total Liabilities and Stockholders' Equity	**$ 37,015,337**

See Notes to Financial Statements.

B. Riley Wealth Management, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Notes to Financial Statements

NOTE 1. BUSINESS

General

B. Riley Wealth Management, Inc. (the "Company") is a fully disclosed broker-dealer of investment securities and a Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") registered investment adviser. The Company is a full-service brokerage firm incorporated under the laws of the state of Tennessee and has 25 branch offices in 15 states. Since the Company is a fully disclosed broker-dealer, substantially all transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc. ("WIC"). On July 3, 2017, WIC was acquired by B. Riley Financial, Inc. On June 7, 2018, the Company changed its name from Wunderlich Securities, Inc. to B. Riley Wealth Management, Inc.

The Company is a securities broker-dealer providing several classes of services including principal, agency, and investment advisory services.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all customer accounts and custodian responsibility includes maintenance and preservation of all related books and records as are customarily retained by the clearing broker-dealer.

Clearing Arrangement

All customer accounts, other than certain mutual funds and annuities, are carried with Wells Fargo Clearing Services, LLC ("WFC"), a member of the New York Stock Exchange, and Merrill Lynch, Pierce, Fenner & Smith, Inc. ("ML"), a member of the New York Stock Exchange. The Company's commissions are collected by WFC and ML as the Company's clearing firms. The clearing firms remit commissions, net of clearing charges, to the Company at least monthly.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Securities Transactions

Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis, as if transactions had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the receivables from clearing organizations on the statement of financial condition.

Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses recorded on a trade date basis.

Receivables From Clearing Organizations

Receivables relating to trade transactions pending settlement are netted in receivables from clearing organizations in the statement of financial condition, netted by clearing organization.

The Company maintains a margin account with WFC and ML. Depending on daily cash requirements or securities held in inventory at the time, these accounts may represent excess cash on deposit or a margin loan payable.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Doubtful Accounts

The Company recognizes an allowance for losses on forgivable loans in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable receivables considered at risk or uncollectable.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Intangible Assets

Intangible assets determined to have finite lives are amortized based upon the estimated economic benefits received. Intangible assets are tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value has decreased below the carrying value. An impairment loss is recognized if the carrying value of the intangible asset is not recoverable and exceeds fair value. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset.

Income Taxes

The Company is included in the consolidated federal income tax return of WIC. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from WIC.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and not operating loss carry-forwards for financial reporting and tax reporting purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended June 30, 2018, management has determined that there are no material uncertain income tax positions. The Company files U.S. Federal tax returns as well as returns with various state and local jurisdictions. The Company generally is no longer subject to U.S. Federal, state and local tax examination by tax authorities for years prior to fiscal year 2014.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to calculate estimates and make assumptions that affect the reported assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02: Leases (Topic 842) ("ASU 2016-02"). The amendments in this update require lessees, among other things, to recognize lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous authoritative guidance. This update also introduces new disclosure requirements for leasing arrangements. In July 2018, the FASB issued ASU 2018-10: Codification Improvements to Topic 842, Leases, which provides narrow-scope improvements to the lease standard. ASU 2016-02 and ASU 2018-10 will be effective for the Company in fiscal year 2019, but early application is permitted. The Company is currently evaluating the impact of these updates on the consolidated financial statements.

On January 1, 2018, we adopted ASC 606 – Revenue from Contracts with Customers using the modified retrospective method and the impact was determined to be immaterial on our consolidated financial statements. The new revenue standard was applied prospectively in our consolidated financial statements from January 1, 2018 forward and reported financial information for historical comparable periods will not be revised and will continue to be reported under the accounting standards in effect during those historical periods.

NOTE 3. RECEIVABLES FROM CLEARING ORGANIZATIONS

Receivables from clearing organizations at June 30, 2018, consist of the following:

Clearing Deposit, WFC	$ 252,531
Clearing Deposit, ML	1,119,809
Clearing Deposit, National Securities Clearing Corp	5,000
Receivable from clearing organizations	2,629,385
Fees and commissions receivable/payable, net	175,850
Margin accounts cash balance	6,470,836
	$ 10,653,411

The Company clears certain of its proprietary transactions through clearing organizations. Cash and financial instruments owned and held at the clearing organizations may collateralize securities sold not yet purchased and amounts payable and may serve to satisfy regulatory capital or margin requirements.

NOTE 4. FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized with the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 – Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government agency securities – U.S. Government agency securities are comprised of agency issued debt. Agency issued debt securities are generally valued in a manner similar to U.S. Government securities and are categorized in Level 2 of the hierarchy.

Certificates of deposit – Certificates of deposit are comprised of two main categories consisting of securities traded on national exchanges and securities that are privately held by banks. These securities are valued based on market quotations if available or at the principal balance provided the maturity is less than one year and are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

Equity securities (common & preferred stock and equity options) – Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level 1 in the fair value hierarchy. Preferred stock and other equities traded on inactive markets or valued by reference to similar instruments are categorized in Level 2.

Fixed income securities – Fixed income securities are comprised of corporate bonds and municipal securities. The fair value of these securities is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

U.S. Government securities – U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotation. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

NOTE 4. FAIR VALUE MEASUREMENT (continued)

The following table summarizes the levels assigned, as of June 30, 2018, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Securities and other investments owned, at fair value				-
U.S. Government Agency Securities	$ -	$ 10,360	$ -	$ 10,360
Equity Securities	2,366,070	-	-	2,366,070
Municipal Securities	-	5,598,649	-	5,598,649
Certificates of Deposit	-	161,454	-	161,454
Corporate Bonds	-	2,136,488	-	2,136,488
	$ 2,366,070	$ 7,906,951	$ -	$ 10,273,021
Liabilities				
Securities sold, not yet purchased, at fair value				
U.S. Government Agency Securities	$ -	$ 5,763,920	$ -	$ 5,763,920
Equity Securities	202	-	-	202
Municipal Securities	-	10,903	-	10,903
Corporate Bonds	-	1,183,804	-	1,183,804
Certificates of Deposit	-	2,602,000	-	2,602,000
	$ 202	$ 9,560,627	$ -	$ 9,560,829

The Company determines the assigned investment levels at each measurement date. Transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy for the recognition of transfers between fair value hierarchy levels. There were no significant transfers among Levels 1, 2, and 3 during the year.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation and amortization at June 30, 2018 consisted of the following:

Furniture and Fixtures	$ 2,230,787
Office Equipment	2,474,185
Computers	2,254,473
Software	2,070,308
Leasehold Improvements	2,399,116
	11,428,869
Less accumulated depreciation	(8,951,872)
	$ 2,476,997

NOTE 6. PROFIT-SHARING PLAN

The Company has a 401(k)-profit-sharing plan administrated by B. Riley Financial, Inc. for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 25 percent of employees' contributions up to 6 percent of employees' eligible compensation. Employees become fully vested in employer contributions. The Company did not make a profit-sharing contribution for the year ended June 30, 2018.

NOTE 7. FORGIVABLE LOANS

The Company entered into employment agreements with certain employees. The Company advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for the Company to forgive advanced amounts over the respective employment periods which range from 30 to 84 months. Advances are expensed ratably over the term of the agreements.

NOTE 8. RELATED-PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of WIC. Through the common ownership of WIC, the Company has the following sister companies: Wunderlich Capital Markets, Inc. ("WCM"), Fiduciary Financial Services, Inc. ("FFSS"), Medallion Investment Solutions, LLC ("Medallion"), and Wunderlich Loan Capital Corp ("WLCC"). WIC is a wholly owned subsidiary of B. Riley Financial, Inc. ("BRFI"). Through BRFI, the Company has a related-party relationship with B. Riley FBR, Inc. ("BRFBR").

Periodically the Company engages in transactions with related parties. Transactions with WIC include allocation of overhead expenses, payment of expenses on behalf of WIC, and cash transfers for repayment of amounts due and for operating purposes. Transactions with sister companies include payment of expenses on their behalf and cash transfers for repayment of amounts due and for operating purposes.

The Company recorded the following related party receivables from and payables to its parent and sister companies that arose during the ordinary course of business as of June 30, 2018:

Receivable from affiliates		
WIC	$	226,372
FFSS		43,709
	$	270,081
Payable to affiliates		
B. Riley FBR, Inc.	$	871,804
B. Riley Financial, Inc.		1,838,061
	$	2,709,865

NOTE 9. INTANGIBLE ASSETS

Intangible assets at June 30, 2018, consisted of the following:

	Asset Life (Years)	Cost	Accumulated Amortization	Net Carrying Value
Amortizable Intangible Assets:				
Customer Relationships	10	$ 2,600,000	$ (1,440,834)	$ 1,159,166
Non-Amortizable Intangible Assets:				
Trade Name		42,500	-	42,500
		$ 2,642,500	$ (1,440,834)	$ 1,201,666

As indicated above, customer relationships have an asset life of 10 years. The remaining amortization expense associated with this asset will be $260,000 annually over the next four fiscal years and $119,166 in the final year.

NOTE 10. INCOME TAXES

The Company is treated as a disregarded entity for federal and certain state income tax purposes and B. Riley Financial, Inc. includes the taxable income of the Company on its tax return. As of June 30, 2018, the Company reported a deferred tax asset of $737,174 primarily due to the taxable loss in the fiscal year. This deferred tax asset is consistent with the reported net operating loss and expected to produce a loss carryforward of 20 years.

This amount represented the Company's share of the current year and future deferred income taxes charged to the Company based on pre-tax income (loss) as part of the consolidated group that will be included in the federal and state income tax returns of B. Riley Financial, Inc. The Company is not currently under audit related to its federal income tax returns. As of June 30, 2018, tax years subsequent to June 30, 2014 remain open under the federal statute of limitations and for the Company's significant state jurisdictions. As of June 30, 2018, the Company had no liability for uncertain tax positions.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and equipment under various lease agreements. At June 30, 2018, future minimum lease payments under leases which have initial or remaining terms of one year or more were as follows:

2019	$ 4,736,740
2020	2,763,691
2021	1,895,489
2022	1,444,901
2023	1,175,553
Thereafter	5,101,371
	$ 17,117,745

As part of its building leases, the Company obtained letters of credit from banks during the year ended June 30, 2018, in the amount of $93,167 for its New York City building lease on Madison Avenue, $27,000 for the Chicago building lease on West Madison, and $112,000 for its New York City building lease on 52nd Street. The Madison Avenue letter of credit is secured by a certificate of deposit valued at or above the stated amount of the letter of credit. The West Madison and 52nd Street letters of credit are unsecured.

Legal Matters

The Company is subject to certain legal and regulatory matters that arise in the ordinary course of business. In particular, the Company is named in and subject to various proceedings and claims including lawsuits, arbitration claims, and regulatory matters. The Company does not believe that the results of these claims are likely to have a material effect on its financial position or results of operations.

NOTE 12. SUBORDINATED LIABILITIES

The Company has a seven-year subordinated loan agreement to a clearing organization with balances of $242,857 as of June 30, 2018. The note requires seven annual principal installment payments of $121,429 plus accrued interest at the prime rate plus 1.00%, which was 5.25% at the anniversary date and locked as of June 30, 2018. Prime rate plus 1% resets annually at anniversary of the loan origination date. The installment payments are due on the anniversary date of the loan beginning October 31, 2013.

The Company has a seven-year subordinated loan agreement to a clearing organization with balances of $214,286 as of June 30, 2018. The note requires seven annual principal installment payments of $214,286 plus accrued interest at the prime rate plus 0.25%, which was 4.5% at the anniversary date and locked as of June 30, 2018. Prime rate plus 4.5% resets annually at anniversary of the loan origination date. The installment payments are due on the anniversary date of the loan beginning September 30, 2012.

The Company has a seven-year subordinated note payable to a clearing organization with balances of $1,428,571 as of June 30, 2018. The note requires seven annual principal installment payments of $357,143 plus accrued interest at the prime rate plus 2.0%, which was 6.5% at the anniversary date and locked as of June 30, 2018. Prime rate plus 6.5% resets annually at anniversary of the loan origination date. The installment payments are due on the anniversary date of the loan beginning January 31, 2016.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings, when outstanding, are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At June 30, 2018, future maturities of debt are as follows:

2018	$	692,857
2019		478,571
2020		357,143
2021		357,143
	$	1,885,714

NOTE 13. OFF-BALANCE SHEET RISK, CONCENTRATION OF CREDIT RISK AND GUARANTEES

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

The Company conducts business with several broker-dealers and clearing organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company maintains cash balances at creditworthy financial institutions in bank accounts that, at times, may exceed the $250,000 insured limit set by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 14. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires maintenance of minimum net capital and that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. At June 30, 2018, the Company had net capital of $4,069,112, which was $3,360,291 in excess of its required net capital of $708,821, and the Company's net capital percentage was 261.30.